Exhibit 4.1

DESCRIPTION OF SIERRA BANCORP COMMON STOCK

General

The authorized capital stock of Sierra Bancorp consists of 24,000,000 shares of common stock, no par value, and 10,000,000 shares of serial preferred stock, no par value. The Sierra Bancorp preferred stock may be divided into such number of series as Sierra Bancorp’s board of directors may determine. Sierra Bancorp’s board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Sierra Bancorp preferred stock, and to fix the number of shares of any series of Sierra Bancorp preferred stock and the designation of any such series of Sierra Bancorp preferred stock. Sierra Bancorp’s board of directors, within the limits and restrictions stated in any resolution or resolutions of Sierra Bancorp’s board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

Voting Rights

All voting rights are vested in the holders of Sierra Bancorp’s common stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are not entitled to cumulative voting in the election of directors.

Dividends

After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after Sierra Bancorp shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of Sierra Bancorp’s common stock are entitled to such dividends as may be declared by Sierra Bancorp’s board of directors out of funds legally available therefore under the laws of the State of California.

Miscellaneous

Sierra Bancorp’s common stock has no conversion or redemption rights or sinking fund provisions applicable to it. The common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of Sierra’s Board of Directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock. In addition, the shares of common stock:

•	are not deposit accounts and are subject to investment risk;
•	are not insured or guaranteed by the FDIC or any other government agency; and

•	are not guaranteed by Sierra Bancorp or Bank of the Sierra.

Anti-takeover Provisions

The California General Corporation Law does not provide for any specific anti-takeover provisions. Sierra Bancorp’s Articles of Incorporation provide for staggered terms of office for members of the board of directors; no cumulative voting in the election of directors; and the requirement that its board of directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of Sierra Bancorp. These provisions make it more difficult for another company to acquire Sierra Bancorp, which could cause shareholders to lose an opportunity to be paid a premium for their shares in an acquisition transaction and reduce the current and future market price of Sierra Bancorp common stock.

Restrictions on Ownership

The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as Sierra Bancorp. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of Sierra Bancorp. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Sierra Bancorp, could constitute acquisition of control of the bank holding company.